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S[...]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSS POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 ALEXANDER PARK, SUITE 201
(No. and Street)

PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIMBERLY M. MCMANUS/KATHY A. COLLINS (609) 514-0449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/15/2010

OATH OR AFFIRMATION

I, MUNISH SOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSS POINT CAPITAL, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





CROSS POINT CAPITAL, LLC

Financial Statements

December 31, 2009

With Independent Auditors' Report

Cross Point Capital, LLC
Table of Contents
December 31, 2009



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members,
Cross Point Capital, LLC

We have audited the accompanying statement of financial condition of Cross Point Capital, LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cross Point Capital, LLC at December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

Princeton, New Jersey
February 23, 2010

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 719,491
Restricted cash	250,000
Accounts receivable	586,067
Property, plant and equipment, net	37,157
Other assets	14,714
	$ 1,607,429

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 6,244
Bonus and commission payable	483,931
Loan payable - related party	130,000
Total liabilities	620,175
Members' equity	987,254
	$ 1,607,429

The Notes to Financial Statements are an integral part of this statement.

Cross Point Capital, LLC
Statement of Income
Year Ended December 31, 2009

Revenue	
Riskless principal transactions	$ 4,668,556
Referral income	572,279
Management fee income	567,887
Consulting income	176,399
Other income	9,006
Total revenue	5,994,127
Expenses	
Compensation and benefits	3,773,723
Commission expense	265,945
Riskless principal - loan fees	155,246
Professional fees	257,533
Data services	183,855
Rent	146,359
Meals and entertainment	17,356
Office expense	69,075
Insurance	58,450
Travel	42,410
Dues and subscriptions	28,210
Telephone	28,281
Clearance charges	67,978
Depreciation	10,644
Data access fees	10,000
Other	12,703
Total operating expenses	5,127,768
Net income	$ 866,359

The Notes to Financial Statements are an integral part of this statement.

Cross Point Capital, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2009

Members' equity at January 1, 2009	$ 110,895
Capital contributions	10,000
Net income	866,359
Members' equity at December 31, 2009	$ 987,254

The Notes to Financial Statements are an integral part of this statement.

Cross Point Capital, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 866,359
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,644
Changes in operating assets and liabilities:	
Restricted cash	(100,000)
Accounts receivable	(586,067)
Other assets	(14,714)
Accounts payable and accrued expenses	(45,853)
Bonus and commission payable	483,931
Net cash provided by operating activities	614,300
Cash flows from investing activities	
Purchase of property and equipment	(47,801)
Cash flows from financing activities	
Proceeds from loan payable	130,000
Members' capital contributions	10,000
Net cash provided by financing activities	140,000
Net increase in cash	706,499
Cash	
Beginning of year	12,992
End of year	$ 719,491

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Structured and Alternative Securities, LLC was incorporated on June 27, 2005. In February 2009, Structured and Alternative Securities, LLC changed its name to Cross Point Capital, LLC (the "Company"). The Company is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the National Association of Securities Dealers, Inc. and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, New York, and North Carolina.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides management or consulting services to financial institutions for auction rate securities and student loans.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition
Revenue from riskless principal transactions is calculated as a percentage of the gross proceeds. Revenue from these transactions is recognized on a trade-date basis. Management fee and consulting income are earned when the services are performed.

Accounts Receivable
Accounts receivable represent amounts due from the Company's clearing firm for riskless principal transactions that were traded prior to the year end. It also represents the consulting income and management fee income earned prior to the year end but the payment was not collected. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2009.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation of computer equipment, furniture and fixtures is calculated on a straight-line basis using estimated useful lives of two to five years. Repair and maintenance costs are expensed when incurred, while additions and improvements are capitalized. The cost and related accumulated depreciation of assets sold or retired are eliminated from the accounts and any gains or losses are reflected in earnings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
Federal and state income taxes have not been provided for, as Members are individually liable for their own tax payments.

The Company adopted the application of "*Accounting for Uncertainty in Income Taxes*" for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

The Company files tax returns in the U.S. federal jurisdiction and various states. The Company has no open years prior to December 31, 2006.

2. Related Party Transactions

The Company shared an office space and also some office personnel with an affiliate. In 2009, the Company incurred the following costs from this affiliate:

Commission expense and salaries	$	106,717
Rent		98,963
Operating expenses including communications, office expenses, and other expenses		52,549
	$	258,229

A liability of $-0- remains due at December 31, 2009.

3. Property and Equipment

Property and equipment, at cost, consist of the following:

Computer equipment	$	23,902
Furniture and fixtures		23,899
		47,801
Less: accumulated depreciation		10,644
	$	37,157

The depreciation expense for the year ended December 31, 2009 totaled $10,644.

4. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

5. Restricted Cash

The Company maintains a depository account with its clearing broker, in the amount of $250,000 at December 31, 2009 pursuant to its clearing agreements.

6. Commitment

The Company has an obligation under operating lease agreements for its North Carolina office space, expiring 2012. Rental expense under this operating leases was $-0- for the year ended December 31, 2009. Future annual rental payments under the operating leases are due as follows:

2010	$	88,723
2011		91,375
2012		94,103
	$	274,201

7. Loan Payable – Related Party

As of December 31, 2009, the Company has a loan payable, in amount of $130,000, to an employee. This loan is unsecured and non-interest bearing. The Company intends to convert this loan to a capital contribution in 2010, and therefore, the Company does not anticipate repaying this loan.

8. Net Capital Requirement

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $935,383, which was $894,038 in excess of its required net capital of $41,345. The Company's net capital ratio was .66 to 1 at December 31, 2009.

9. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet through the date of February 23, 2010, which is the date of the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Cross Point Capital, LLC
Supplementary Information
Computation of Net Capital Pursuant To Uniform Net Capital Under Rule 15c3-1
December 31, 2009

Members' equity		$ 987,254
Less nonallowable assets:		
Property, plant and equipment, net	37,157	
Other assets	14,714	
		51,871
Net capital		935,383
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $620,175 or $5,000, whichever is greater		41,345
Excess net capital		$ 894,038
Excess net capital at 1000%		$ 873,366
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 6,244
Bonus and commission payable		483,931
Loan payable - related party		130,000
Total aggregate indebtedness		$ 620,175
Ratio of aggregate indebtedness to net capital		0.66 to 1
Reconciliation with Company's computation, Included in Part II A of Form X-17A-5, as of December 31, 2009:.		
Net capital as reported in the Company's December 31, 2009, FOCUS reports		$ 774,135
Audit adjustments:		
Adjustment to record additional revenue for trades prior to year end		151,200
Adjustment to cash for outstanding items		11,590
Adjustment to decrease accounts receivable as filed in FOCUS		(1,542)
Net capital, as stated above		$ 935,383

See Independent Auditors' Report.

1. **Computation for determination of reserve requirements under Rule 15c3-3**

   The Company is exempt from the SEC Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers".

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

See Independent Auditors' Report.



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

**Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5**

To the Members,
Cross Point Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Cross Point Capital, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in



accordance with management's authorization and recorded properly to permit the preparation of financialstatements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Cross Point Capital, LLC to achieve all the divisions of duties and cross checks generally included in an internal control system and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

Princeton, New Jersey
February 23, 2010



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Members,
Cross Point Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Cross Point Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

Princeton, New Jersey
February 23, 2010

Cross Point Capital, LLC
Schedule of Assessment and Payments to the Securities Investors Payment Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Period April 1, 2009 through December 31, 2009

General assessment		$ 14,797
Less		
Payments made with SIPC-4 and SIPC-6:		
January 5, 2009	150	
July 27, 2009	2,269	2,419
Total assessment balance due		$ 12,378

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus Line 12/Part IIA Line 9)	$ 5,979,003
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions	(60,400)
SIPC net operating revenues	$ 5,918,603
General assessment @ .0025	$ 14,797

See Independent Accountants' Report on Applying Agreed Upon Procedures.